UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



                        Commission File Number: 000-27867

(Check One) [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR


                 [ ] Transition Report on From 10-K
                 [ ] Transition Report on From 20-F
                 [ ] Transition Report on From 11-K
                 [ ] Transition Report on From 10-Q
                 [ ] Transition Report on From N-SAR

                  For the Quarter Period Ended: March 31, 2007

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

                 If the notification relates to a portion of the
                  filing checked above, identify the Item(s) to
                         which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                           Commission File # 333-67174

                             BETTER BIODIESEL, INC.
                          (A Development Stage Company)
             (Exact name of registrant as specified in its charter)

                                    Colorado
         (State or other jurisdiction of incorporation or organization)

                                   87-0533626
                      (IRS Employer Identification Number)

                               355 South 1550 West
                             Spanish Fork, UT 84660
               (Address of principal executive offices)(Zip Code)

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                                 (801) 990-2810
                (Registrant's telephone no., including area code)

                         Mountain States Holdings, Inc.
                            7435 East Peakview Avenue
                               Englewood, CO 80111
                             Fiscal Year End Dec 31

   (Former name, former address and former fiscal year, if changed since last report)

                       PART II -- RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

      The Registrant has been unable to compile all pertinent information to complete the quarterly complete the quarterly report.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Todd Van Siclen, The Otto Law Group, PLLC; (206) 262-9545

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

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                             BETTER BIODIESEL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2007                 By:   /s/ Ron Crafts
                                        -----------------------------
                                    Name: Ron Crafts
                                    Its: Chairman, President and CEO

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